Exhibit 99.1

Dominion Diamond Corporation Files Updated Technical Report for the Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--September 15, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce the Company has filed a technical report under National Instrument 43-101 for the Ekati Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of July 31, 2016. The report, entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, may be found under the Company's profile on SEDAR and on the Company’s web site at www.ddcorp.ca.

The technical report has been based on a life-of-mine plan that has been updated from the version provided with the release of the Jay Feasibility Study results on July 6, 2016. The updates to the life-of-mine plan include the impact of the process plant fire that occurred at the Ekati mine on June 23, 2016, and take into account the results from the recent production trials at Misery Main and Pigeon.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca